File No. 82-35018



RECEIVED
2006 NOV -3 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

OneSource Services Inc.

SUPPL

ONESOURCE SERVICES ANNOUNCES RESULTS FOR THE YEAR ENDED MARCH 31, 2006

Belize City, Belize, June 7, 2006 -- OneSource Services Inc (London AIM: OSS) ("OneSource") reported revenue of $813.5m (2005 -- $781.6m) and net income of $0.8m (2005 – $0.2m) for the year ended March 31, 2006. Diluted earnings per share for the year ended March 31, 2006 was $0.21 (2005 – $0.05).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

"OneSource Services Inc. listing on AIM was successfully completed in February 2006 following its demerger from BB Holdings Limited. The separation of the Company has been well received by customers and employees."

"OneSource continues its good track record on customer retention and business development is bringing in new opportunities. Management remains firmly focused on providing high-quality and cost-effective solutions to customers."

For the year ended March 31, 2006, OneSource achieved organic revenue growth of $31.9m (4.1%) compared with the year ended March 31, 2005 by increased sales in strategic accounts and competitive bid opportunities. The increased sales were achieved in the context of reducing selling, general and administrative expenses as a percentage of sales. OneSource met revenue expectations and key operational measurements for fiscal year 2006. Continued success in competitive re-bid situations, business development efforts and focused client services programs have resulted in a strong revenue run rate.

The markets remain competitive and management is committed to providing the highest levels of service to retain customers and maintain the integrity of the OneSource brand. While efficiency has improved in all business areas, controlling costs remains a priority.

Management maintains a strong focus in the key areas of customer retention, operating efficiencies and overall cost control. OneSource continues to distinguish its service offering through total cost management solutions for outsourced services and continued improvements through strategic efficiency initiatives which drive more value into our client relationships.


06018085

For further information contact:

OneSource Services
+501 227 7178

Makinson Cowell
212-994-9044

Note: This and other press releases are available at the Company's web site: **http://www.One-Source.com**.

Background Information

Through its OneSource brand, OneSource is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

OneSource Services Inc.
Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

Year ended March 31	2006 *$m*	2005 *$m*
Net sales	813.5	781.6
Cost of sales	(730.9)	(700.7)
Selling, general and administrative expenses	(76.2)	(77.7)
Operating income	6.4	3.2
Net interest expense	(1.6)	(0.4)
Income before income taxes	4.8	2.8
Income taxes	(1.4)	(0.7)
Income after income taxes	3.4	2.1
Minority interests	(2.6)	(1.9)
Net income	0.8	0.2
Earnings per ordinary share (dollars)		
Basic and diluted	$0.21	$0.05
Number of ordinary shares ('000):		
Basic and diluted	3,764	3,764

Financial Information
Summarized Consolidated Balance Sheets (unaudited)

At March 31	2006 $m	2005 $m
Assets		
Current assets:		
Cash and cash equivalents	4.5	6.1
Trade accounts receivable - net	88.0	82.5
Other current assets	22.5	23.5
Total current assets	115.0	112.1
Goodwill - net	175.9	175.9
Other long-term assets	45.2	54.7
Total assets	336.1	342.7
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	29.4	29.7
Accrued personnel costs	30.3	28.7
Insurance reserves - current portion	20.5	18.3
Other current liabilities	18.2	17.3
Total current liabilities	98.4	94.0
Insurance reserves - long-term portion	48.6	48.1
Other long-term liabilities	16.6	14.7
Total liabilities	163.6	156.8
Total shareholders' equity	172.5	185.9
Total liabilities and shareholders' equity	336.1	342.7

OneSource Services Inc.
Financial Information
Summarized Consolidated Statements of Cash Flows (unaudited)

Year ended March 31	2006 $m	2005 $m
Cash flows from operating activities		
Net income	0.8	0.2
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	5.0	6.1
Other - net	1.6	3.2
Changes in assets and liabilities - net	(1.5)	(6.1)
Net cash generated by operating activities	5.9	3.4
Cash flows from investing activities		
Property, plant and equipment – net	3.7	(4.1)
Net cash generated (utilised) by investing activities	3.7	(4.1)
Cash flows from financing activities		
Increase (decrease) in short-term debt	0.8	(2.0)
Dividends and payments to former parent	(14.2)	(4.6)
Other	2.2	(0.8)
Net cash (utilised) by financing activities	(11.2)	(7.4)
Net change in cash and cash equivalents	(1.6)	(8.1)
Cash and cash equivalents at beginning of year	6.1	14.2
Cash, and cash equivalents at end of year	4.5	6.1

Note:

OneSource Services Inc. was incorporated on August 30, 2005 specifically to enter into a demerger agreement with BB Holdings Limited (London AIM - BBHL). Under the terms of the demerger agreement, BBHL transferred to OneSource Services Inc. its US facilities services businesses on February 24, 2006. The summarized financial information presented above comprises consolidated financial information of OneSource Services Inc. and its subsidiaries as if they had been owned and controlled by OneSource Services Inc. and reported separately for all periods presented.

- Ends -

File No. 82-35018

OneSource Services Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

MARCH 31, 2006

OneSource Services Inc.
Index
March 31, 2006 and 2005

Page(s)

Consolidated Financial Statements

ONESOURCE SERVICES INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

Year ended March 31	Notes	2006 $m	2005 $m
Net sales		813.5	781.6
Cost of sales		(730.9)	(700.7)
Selling, general and administrative expenses		(76.2)	(77.7)
Operating income		6.4	3.2
Interest income		1.3	1.5
Interest expense		(2.9)	(1.9)
Income before income taxes		4.8	2.8
Income taxes	3	(1.4)	(0.7)
Income after income taxes		3.4	2.1
Minority interests		(2.6)	(1.9)
Net income		0.8	0.2
Earnings per ordinary share (dollars)	4		
Basic and diluted		$0.21	$0.05

The accompanying notes are an integral part of the consolidated financial statements.

ONESOURCE SERVICES INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

At March 31	Notes	**2006** **$m**	2005 $m
Assets			
Current assets:			
Cash and cash equivalents		4.5	6.1
Restricted cash deposits	5	13.4	14.7
Trade accounts receivable – net	6	88.0	82.5
Other current assets	7	9.1	8.8
Total current assets		115.0	112.1
Restricted cash deposits	5	31.8	32.7
Property, plant and equipment – net	8	7.8	13.1
Goodwill – net	9	175.9	175.9
Other long-term assets	10	5.6	8.9
Total assets		336.1	342.7
Liabilities and shareholders' equity			
Current liabilities:			
Short-term debt	11	29.4	29.7
Accounts payable		9.2	9.4
Accrued personnel costs		30.3	28.7
Insurance reserves – current portion	13	20.5	18.3
Other current liabilities	12	9.0	7.9
Total current liabilities		98.4	94.0
Insurance reserves – long-term portion	13	48.6	48.1
Other long-term liabilities	14	12.4	10.8
Minority interests		4.2	3.9
Total liabilities		163.6	156.8
Commitments and contingencies	15		
Shareholders' equity:			
Share capital	17	0.4	0.4
Contributed surplus		208.6	222.4
Accumulated deficit		(29.2)	(30.0)
Cumulative other comprehensive loss		(7.3)	(6.9)
Total shareholders' equity		172.5	185.9
Total liabilities and shareholders' equity		336.1	342.7

The accompanying notes are an integral part of the consolidated financial statements.

ONESOURCE SERVICES INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Movements in Shareholders' Equity

	Share capital $m	Contributed surplus $m	Accumulated deficit $m	Cumulative other compre-hensive loss $m	Total $m
At April 1, 2004	0.4	227.8	(30.2)	(6.3)	191.7
Net income	–	–	0.2	–	0.2
Payments to former parent	–	(5.4)	–	–	(5.4)
Minimum pension liability	–	–	–	(0.6)	(0.6)
At March 31, 2005	0.4	222.4	(30.0)	(6.9)	185.9
Net income	–	–	0.8	–	0.8
Payments to former parent	–	(13.8)	–	–	(13.8)
Minimum pension liability	–	–	–	(0.4)	(0.4)
At March 31, 2006	0.4	208.6	(29.2)	(7.3)	172.5

Cumulative other comprehensive (loss) is comprised of a minimum pension liability (note 16).

Year ended March 31	**2006 $m**	2005 $m
Comprehensive income (loss) (net of tax):		
Net income	0.8	0.2
Minimum pension liability	(0.4)	(0.6)
Total comprehensive income (loss)	0.4	(0.4)

The accompanying notes are an integral part of the consolidated financial statements.

ONESOURCE SERVICES INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash flows

Year ended March 31	**2006** **$m**	2005 $m
Cash flows from operating activities		
Net income	0.8	0.2
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5.0	6.1
Gain on disposal of property, plant and equipment	(3.4)	(0.1)
Discount amortization on insurance reserves	3.5	3.4
Deferred income taxes	0.6	–
Minority interests, net of distributions	0.3	0.3
Other	0.6	(0.4)
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(5.5)	5.9
Decrease in other assets	2.4	1.6
(Decrease) in accounts payable	(0.2)	(0.3)
Increase in accrued personnel costs	1.6	1.0
(Decrease) in insurance reserves	(0.8)	(6.0)
Increase (decrease) in other liabilities	1.0	(8.3)
Net cash provided by operating activities	5.9	3.4
Cash flows from investing activities		
Purchase of property, plant and equipment	(4.8)	(4.3)
Disposal of property, plant and equipment	8.5	0.2
Net cash provided (utilized) by investing activities	3.7	(4.1)
Cash flows from financing activities		
Increase (decrease) in short-term debt	0.8	(2.0)
Decrease (increase) in restricted cash deposits	2.2	(0.8)
Net investment by former parent	(14.2)	(4.6)
Net cash (utilized) by financing activities	(11.2)	(7.4)
Net change in cash and cash equivalents	(1.6)	(8.1)
Cash and cash equivalents at beginning of year	6.1	14.2
Cash and cash equivalents at end of year	4.5	6.1

Supplemental cash flow information:

Cash paid for interest	1.9	1.4
Cash paid for income taxes (net of repayments)	0.4	1.0

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Description of business

Introduction

OneSource Services Inc. (the "Company") was incorporated on August 30, 2005 as an international business company in Belize with registered number 46,251. The Company was incorporated specifically to enter into the demerger agreement referred to below.

On February 7, 2006, the Company entered into a demerger transaction with its then parent undertaking, BB Holdings Limited (a company incorporated in Belize and controlled by Lord Ashcroft, KCMG – "BB Holdings"), whereby the US facilities services businesses of BB Holdings was transferred to the Company. In consideration for this transfer, the Company issued 3,764,355 additional ordinary shares to BB Holdings. The Company and all of the above referenced transferred businesses are herein referred to as the "Group".

Pursuant to the demerger agreement, on February 7, 2006, the board of directors of BB Holdings declared a dividend distribution in favour of BB Holdings' shareholders of the Company's shares on the basis of one Company share for every sixteen BB Holdings shares then held. On February 24, 2006, the demerger was completed and, at the same time, the Company's shares were admitted to trading on the London Stock Exchange's Alternative Investment Market (AIM).

The Company is a holding company with no independent business operations or assets other than its investment in its subsidiaries and intercompany balances. The Company's businesses are conducted through its subsidiaries. The principal group and operating companies that comprise the Group are (i) OneSource Holdings, Inc., and its subsidiaries (principally companies incorporated in the United States) ("OneSource Holdings"); OneSource Holdings is a leading provider of outsourced facilities services, principally providing cleaning and value added building maintenance and support services, and landscaping services to commercial, institutional and industrial facilities throughout the United States; (ii) OneSource Finance, S.A. and its subsidiaries (principally financing companies incorporated in Luxembourg and Iceland); and (iii) Harrington Services, Inc. (a management services company incorporated in the United States).

Prior to the demerger transaction, the Group did not comprise one separate legal entity, nor was it structured with a holding company as a separate legal entity. The accompanying consolidated financial statements have been prepared on the basis of the accounting policies set out in note 2, by combining the relevant businesses which now form the Group as if they had been owned and controlled by the Company for all periods presented.

Note 2 – Summary of significant accounting policies

Basis of consolidated financial statements

The consolidated financial statements have been prepared in United States dollars in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These management estimates include, among others, an allowance for doubtful receivables, estimates of future cash flows and discount rates associated with assets, asset impairments, and useful lives for depreciation and amortization, loss contingencies, income taxes and valuation allowances for deferred tax assets, insurance reserves and relevant discount rates, and the determination of discount and other rate assumptions for pension obligations. Actual results could differ materially from those estimates.

Principles of consolidation

The Group consolidates companies in which it owns or controls more than fifty percent of the voting shares. The results of subsidiary companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

Currency translation

The reporting and functional currency of the Company is United States dollars. The results of subsidiaries which account in a functional currency other than United States dollars, are translated into United States dollars at the average rate of exchange for the year. The assets and liabilities of subsidiaries which account in a functional currency other than United States dollars are translated into United States dollars at the rate of exchange ruling at the balance sheet date. Currency translation adjustments arising from the use of differing exchange rates from period to period are included as other comprehensive income in shareholders' equity. Gains and losses arising from currency transactions are included in the consolidated statements of income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments, with an original maturity of three months or less. As a result of the short-term maturity of these financial instruments, their carrying value is approximately equal to their fair market value.

Trade accounts receivable

Accounts receivable arise from services provided to customers and are generally due and payable on terms varying from the receipt of invoice to net thirty days. The Group does not consider that it has any material exposure due to either industry or regional concentrations of credit risk.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight-line method, over the following periods:

Buildings	life of building, not exceeding 40 years
Leasehold improvements	term of lease
Machinery and equipment	3 to 15 years
Fixtures, fittings and office equipment	3 to 7 years

The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Where, in the opinion of the Group, a permanent diminution in the value of property, plant and equipment has occurred, the amount of the diminution is recorded in the consolidated statements of income.

Repairs and maintenance costs are expensed as incurred. Gains and losses arising on the disposal of property, plant and equipment are included in the consolidated statements of income.

Goodwill

The goodwill that arises where the acquisition cost of subsidiaries exceeds the fair values attributable to the underlying net assets is capitalized in the consolidated financial statements. With effect from April 2001, the Group applied the provisions of Statement of Financial Accounting Standards No. 142 – Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 eliminated the requirement to amortize goodwill and identifiable assets that have indefinite lives and initiated an annual review for impairment. Prior to adoption of SFAS 142, the Group amortized goodwill on a straight-line basis over its estimated useful life, covering periods not exceeding forty years.

The annual goodwill impairment review is carried out at a reporting unit level. Impairment is a condition that exists when the carrying amount of goodwill exceeds its implied fair market value. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair market value of reporting unit goodwill with the carrying amount of that goodwill. The aggregate amount of any impairment loss is included in the consolidated statements of income.

The implied fair market value of a reporting unit and its related goodwill is measured by the Group principally by reference to present value techniques, comprising discounted cash flows, based on future revenue and margin projections and plans approved by the Group, with the discount rate based on a risk weighted average cost of capital.

Income taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and tax bases of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net sales

Net sales represent the invoiced value of services provided and goods supplied to outside customers net of sales-related taxes. Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries are made. The nature of the Group's business is such that revenue is recognized when a written agreement, terms and conditions or an approved customer order is in place and the services have been fully rendered. At that time, pricing is fixed and determinable. The Group's procedures require review of a customer's ability to pay prior to a service provision, at the time of such provision, and at the time of billing, such that collectability is reasonably assured.

Note 3 – Income taxes

(i) The provision for income taxes in the consolidated statements of income was as follows:

Year ended March 31	**2006 $m**	2005 $m
Current income taxes:		
US state and local taxes	0.3	0.4
Non-US taxes	0.5	0.3
	0.8	0.7
Deferred income taxes:		
Non-US taxes	0.6	–
Income tax provision	1.4	0.7

(ii) Income before income taxes included the following components:

Year ended March 31	**2006 $m**	2005 $m
US income	6.2	3.9
Non-US (loss)	(1.4)	(1.1)
Income before income taxes	4.8	2.8

(iii) The reconciliation between notional US federal income taxes at the statutory rate (35 percent) on consolidated income before income taxes and the Group's income tax provision was as follows:

Year ended March 31	**2006 $m**	2005 $m
Notional US federal income tax at the statutory rate	1.7	1.0
Adjustments to reconcile to the Group's income tax provision:		
Valuation allowance	(2.7)	(1.0)
Non-US net earnings	1.6	0.7
Other	0.8	–
Income tax provision	1.4	0.7

(iv) The significant temporary timing differences that gave rise to the net deferred income tax balance were as follows:

At March 31	**2006 $m**	2005 $m
Assets:		
Provision for insurance reserves	22.9	21.2
Provision for estimated costs and expenses	56.2	55.0
Net operating losses	82.2	73.8
	161.3	150.0
Valuation allowance	(144.8)	(141.2)
	16.5	8.8
Liabilities:		
Intangible and other assets	(17.1)	(8.8)
Net deferred income tax balance (note 12)	(0.6)	–

The net change in the total valuation allowance for the year ended March 31, 2006 was an increase of $3.6 million (2005 – decrease of $10.8 million), principally arising from a net movement in temporary timing differences.

Note 4 – Earnings per ordinary share

Basic and diluted earnings per share is calculated by dividing the net income by the weighted number of ordinary shares issued by the Company in connection with the demerger (note 1). There were no dilutive potential ordinary shares during the years ended March 31, 2006 and 2005.

Year ended March 31	**2006**	2005
Net income ($m)	0.8	0.2
Number of ordinary shares ('000)	3,764	3,764
Earnings per ordinary share (dollars)	$0.21	$0.05

Note 5 – Short-term/Long-term restricted cash deposits

At March 31	**2006 $m**	2005 $m
Short-term restricted cash:		
Amount provided to insurer	13.4	14.7
Long-term restricted cash:		
Amount provided to insurer	31.8	32.7

The Group has pledged certain cash deposits to support its self-insurance program (note 13). In view of the restriction as to the use and availability of the cash deposits to the Group, the balance cannot be classified as a cash and cash equivalent and it has therefore been classified within current assets and non-current assets in accordance with its terms. Classification of restricted cash between short-term and long-term is based upon current and future insurance payouts as projected by the Group's consulting actuary.

Note 6 – Trade accounts receivable – net

At March 31	**2006 $m**	2005 $m
Billed	87.5	81.4
Unbilled	2.1	2.7
	89.6	84.1
Less: allowance for doubtful receivables	(1.6)	(1.6)
	88.0	82.5

Note 7 – Other current assets

At March 31	**2006 $m**	2005 $m
Prepaid expenses	8.1	8.1
Other current assets	1.0	0.7
	9.1	8.8

Note 8 – Property, plant and equipment – net

At March 31	**2006 $m**	2005 $m
Cost:		
Land and buildings	0.1	6.3
Leasehold improvements	3.6	3.7
Machinery and equipment	22.9	21.2
Fixtures, fittings and office equipment	23.9	23.2
Total cost	50.5	54.4
Accumulated depreciation:		
Land and buildings	0.1	1.0
Leasehold improvements	3.2	3.1
Machinery and equipment	18.1	17.7
Fixtures, fittings and office equipment	21.3	19.5
Total accumulated depreciation	42.7	41.3
Net book value	7.8	13.1

Total capital expenditures for the years ended March 31, 2006 and 2005 were $4.8 million and $4.3 million, respectively. Total depreciation expense for the years ended March 31, 2006 and 2005 was $5.0 million and $6.1 million, respectively.

Note 9 – Goodwill – net

	$m
At April 1, 2004	178.8
Movement – year ended March 31, 2005	(2.9)
Net book value at March 31, 2005 and 2006	175.9

Movements arising during the year ended March 31, 2005 principally comprise adjustments with respect to consideration paid for prior year acquisitions.

As required by SFAS 142, the Group undertakes an annual goodwill impairment review. The annual review is performed during the fourth quarter of the financial year, after completion of the Group's annual forecasting process. A goodwill impairment review was performed during the years ended March 31, 2006 and 2005 as a result of which no impairment of goodwill has arisen.

Note 10 – Other long-term assets

At March 31	2006 $m	2005 $m
Deferred compensation assets	5.2	4.6
Other long-term assets	0.4	4.3
	5.6	8.9

Note 11 – Short-term debt

At March 31	2006 $m	2005 $m
Bank and acceptance facilities	2.0	3.1
Revolving credit facility	27.4	26.6
	29.4	29.7

In March 2004, OneSource Holdings entered into a new $55 million collateralized, revolving credit facility which was used for general working capital purposes and letters of credit up to a maximum of $15 million. The agreement had a term of three years, expiring in March 2007, and was collateralized by a security interest and lien on principally all of OneSource Holdings' assets including accounts receivable, and was guaranteed by BB Holdings (note 18). Amounts drawn under the terms of this facility bore interest at LIBOR plus a margin. At March 31, 2005, the weighted average interest amounted to 4.9 percent per annum. Amounts available under the facility were based on a percentage of eligible accounts receivable. At March 31, 2005, $41.8 million was available, of which $26.6 million was drawn together with letters of credit amounting to $5.0 million.

In December 2005, OneSource Holdings replaced its then $55 million collateralized, revolving credit facility and entered into a new $60 million collateralized, revolving credit facility which can be used for general working capital purposes and letters of credit. The agreement has a term of five years, expiring in December 2010, and is collateralized by a security interest and lien on principally all of OneSource Holdings' assets including accounts receivable.

Amounts drawn under the terms of this facility bear interest at LIBOR plus a margin. At March 31, 2006, the weighted average interest amounted to 5.9 percent per annum.

Under the terms of the facility, OneSource Holdings is required to maintain certain financial and other covenants, including restrictions on OneSource Holdings' ability to incur additional indebtedness, limitations on certain payments, restrictions on capital expenditures and certain other financial covenants applicable to OneSource Holdings, including a minimum fixed charge coverage ratio. Amounts available under the facility are based on a percentage of eligible accounts receivable. At March 31, 2006, $45.6 million was available, of which $27.4 million was drawn together with letters of credit amounting to $3.7 million with expiration dates up to and including March 31, 2007. The letters of credit approximately reflect fair market value as a condition of their underlying purpose. The Group expects the counterparties to fully perform under the terms of the agreement. The credit facility has been classified as a current liability because the agreement contains a subjective acceleration clause and the lender also has access to OneSource Holdings' lockbox arrangements.

Note 12 – Other current liabilities

At March 31	**2006** **$m**	2005 $m
Accruals	5.0	3.6
State, local and other taxes	1.5	2.7
Income taxes	1.6	1.2
Deferred income taxes (note 3)	0.6	–
Other current liabilities	0.3	0.4
	9.0	7.9

Note 13 – Insurance reserves

At March 31	**2006** **$m**	2005 $m
Current portion	20.5	18.3
Long-term portion	48.6	48.1
	69.1	66.4

The Group is self-insured in the United States for workers' compensation, general liability and automobile liability coverage. However, the Group has umbrella insurance coverage for certain risk exposures subject to specified limits. Estimated actuarially calculated liabilities and provisions under self-insurance programs are based upon historical loss experience, and are recorded at the net present value of the estimated obligations within an actuarial range. The discount rate used to calculate the net present value is the estimated risk free rate for investments with maturities matching the anticipated payment pattern of the obligations. The weighted average discount rate used to estimate the liability at March 31, 2006 was 4.8 percent (2005 – 4.0 percent). The discount amortization charged in the consolidated statements of income for the years ended March 31, 2006 and 2005 was $3.5 million and $3.4 million, respectively. The independent actuarial valuations were carried out by Alliance Actuarial Services, Inc.

In connection with certain self-insurance agreements, at March 31, 2006 the Group had issued guarantor bonds in the amount of $28.3 million (2005 – $28.3 million) (notes 15 and 18). At March 31, 2006 and 2005, the Group pledged certain cash deposits to support its self-insurance program. At March 31, 2006, the restricted cash deposits amounted to, in aggregate, $45.2 million (2005 – $47.4 million) (note 5).

Note 14 – Other long-term liabilities

At March 31	2006 $m	2005 $m
Pensions (note 16)	5.0	4.9
Deferred compensation (note 16)	5.2	4.6
Other long-term liabilities	2.2	1.3
	12.4	10.8

Note 15 – Commitments and contingencies

(i) The Group leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year at March 31, 2006 are as follows:

	$m
2007	9.6
2008	6.7
2009	4.0
2010	2.3
2011	1.2
Thereafter	1.7
	25.5

The net operating lease rental charge for the years ended March 31, 2006 and 2005 included in the consolidated statements of income was $12.0 million and $10.6 million, respectively.

(ii) Financial instruments which potentially subject the Group to concentrations of credit risk principally consist of cash and cash equivalents and trade receivables. The Group places its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Group's trade receivables primarily result from its core business and reflect a broad customer base. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. As a consequence, concentrations of credit risk are considered to be limited.

(iii) At March 31, 2006, the Group had issued guarantor surety, performance and other bonds of $44.4 million (2005 – $45.1 million) of which $28.3 million (2005 – $28.3 million) relates to the Group's self-insurance arrangements (note 13). At March 31, 2005, these bonds were guaranteed by BB Holdings (note 18). In January and February 2006, certain guarantees (comprising $28.3 million and $15.5 million – note 18) provided to the Group, either directly or indirectly, by BB Holdings in respect of the Group's self insurance arrangements, were, by agreement, released by all parties. These guarantees were released and, in the aggregate, replaced by a second lien on all of OneSource Holdings' assets including accounts receivable, and a commitment by OneSource Holdings to provide, in the future, under certain circumstances, letters of credit up to a maximum of $29.3 million.

(iv) In November 2005, OneSource Holdings received a claim with respect to a possible liability arising out of its former participation in a certain union multi-employer pension plan. The claim alleges that, as a result of withdrawing from the plan in 2002, a liability has arisen to the extent that there are unfunded vested benefits which fall to be the liability of the former participating employer, namely OneSource Holdings. The claim submitted by the claimant is estimated by that party to be approximately $6.9 million payable over a prospective twenty-year period. The Group intends to contest this claim vigorously. Although in its preliminary stages of review of this matter, the Group, having taken appropriate legal advice, currently considers that, while ultimately a possible liability may arise, any such possible liability cannot be reasonably estimated at this time and, accordingly, no liability has been recorded.

(v) In addition to the above, at March 31, 2006, the Group is a defendant in a number of pending legal and other proceedings incidental to present and former operations, acquisitions and dispositions. The Group does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on the consolidated results of operations and cash flows or the consolidated financial position of the Group.

Note 16 – Pensions and other plans

The Group operates a non-contributory, funded, defined benefit pension plan covering certain of its non-union employees in the United States. Benefits are provided based upon a formula, as defined in the plan documentation, using an employee's length of service and average compensation. In 1989, the Group elected to freeze the plan, whereby no additional benefits are earned by plan members. The net pension expense included the following components:

Year ended March 31	**2006**	2005
	$m	$m
Interest cost on projected benefit obligations	0.5	0.5
Expected return on plan assets	(0.4)	(0.4)
Net amortization and deferral	0.4	0.4
Net pension expense	0.5	0.5

The following table sets forth the actuarial present value of projected and accumulated benefit obligations and funded status of the plan:

Year ended March 31	**2006 $m**	2005 $m
Changes in benefit obligations:		
At beginning of year	9.6	9.6
Interest cost	0.5	0.5
Benefits paid	(1.5)	(1.0)
Actuarial movement	0.3	0.5
At end of year	8.9	9.6
Changes in plan assets:		
At beginning of year	4.7	5.5
Actual return on plan assets	(0.1)	–
Employer contributions	0.8	0.2
Benefits paid	(1.5)	(1.0)
At end of year	3.9	4.7
Funded status:		
Benefit obligations in excess of plan assets	(5.0)	(4.9)
Unrecognized net gain	7.5	7.1
Unrecognized prior service costs	(0.2)	(0.2)
Net amount recognized at end of year	2.3	2.0
Benefit cover	44%	49%
Amounts recognized in the consolidated balance sheet were as follows:		
Accrued pension liability (note 14)	(5.0)	(4.9)
Accumulated other comprehensive loss	7.3	6.9
Net amount recognized at end of year	2.3	2.0
Change in minimum pension liability	0.4	0.6

The actuarial assumptions for the expected long-term rate of return on plan assets and weighted average discount rate used in determining the actuarial present value of accumulated benefit obligations for 2006 were 8.0 percent and 5.5 percent, respectively (2005 – 8.0 percent and 5.8 percent, respectively). The independent actuarial valuations were carried out by AON Consulting Group, using the projected unit credit method of calculation. It is the Group's policy to adjust, on an annual basis, the weighted average discount rate used to determine the benefit obligation to approximate rates on high quality, long-term bond obligations. The expected long-term rate of return on plan assets is derived from a periodic study of historical rates of return on various asset classes included in the Group's target pension plan asset allocation.

The Group's defined benefit plan asset allocation at March 31, 2006 and 2005 by asset category was as follows:

At March 31	**2006 percent**	2005 percent
Equity securities	61	52
Bonds (fixed interest securities)	39	48
	100	100

Employer contributions for the year ending March 31, 2007 are estimated to be approximately $0.9 million.

The following benefit payments, which reflect expected future service, are estimated to be approximately:

	$m
2007	0.6
2008	0.5
2009	0.7
2010	0.7
2011	0.6
2012 to 2016	3.0

The Group also has a defined contribution pension plan, which has adopted the salary deferral provisions of Section 401(k) of the United States Internal Revenue Code (IRC). Non-union employees with at least one year qualified service may participate in the plan by contributing up to $14,000 of their salary, the maximum set by the IRC. The Group makes matching contributions equal to 50 percent of each participant's elective contributions, to a maximum of 2.5 percent of eligible compensation, for employees with at least two years of qualified service. During the years ended March 31, 2006 and 2005, the Group made matching contributions of $0.6 million and $0.6 million, respectively.

The Group also has a non-qualified, funded deferred compensation plan for certain employees not eligible to participate in the defined contribution plan described above. Under this plan, such individuals may elect to defer payment of salary and bonus on a pre-tax basis. The deferral must total at least one percent of the participant's eligible compensation for each plan year in order to participate in the plan, up to a maximum of 30 percent of such compensation, or such smaller percentage as may be established by the Group. The Group makes matching contributions equal to 50 percent of each participant's elective contributions, to a maximum of 5 percent of the participant's eligible compensation. During the years ended March 31, 2006 and 2005, the Group made matching contributions of $0.2 million and $0.2 million, respectively. Included in other long-term liabilities at March 31, 2006 was $5.2 million (2005 – $4.6 million) (note 14) for these accumulated obligations.

The Group also participates in several multi-employer arrangements providing defined contribution and defined benefit pension plans covering substantially all union employees. During the years ended March 31, 2006 and 2005, the Group made contributions of $6.7 million and $7.1 million, respectively, to these plans.

Note 17 – Share capital

At March 31	2006 $m	2005 $m
Authorized:		
50,000,000 ordinary shares of $0.10 each	5.0	5.0
Issued and outstanding:		
3,764,365 ordinary shares of $0.10 each (note 1)	0.4	0.4

Lord Ashcroft, KCMG, the chairman of, and controlling shareholder in, the Company holds 73.4 percent of the issued ordinary shares.

Note 18 – Related party transactions and disclosures

Management fee income:

During the two years ended March 31, 2006, the Group provided certain administrative and support services to the BB Holdings group. During the year ended March 31, 2006, the Group received from the BB Holdings group management fees of $0.1 million (2005 – $0.2 million). This income has been credited against selling, general and administrative expenses in the consolidated statements of income.

Guarantees and indemnities:

During the year ended March 31, 2005, BB Holdings provided certain guarantees for the Group. At March 31, 2005, the Group had issued guarantor surety, performance and other bonds of $45.1 million, of which $28.3 million related to the Group's self-insurance arrangements (notes 13 and 15). These bonds were guaranteed by BB Holdings. In addition, at March 31, 2005, BB Holdings directly provided guarantees in respect of the Group's self-insurance agreements of $15.5 million.

BB Holdings also guaranteed the Group's obligations under its former $55 million revolving credit facility, which at March 31, 2005 amounted to $31.6 million (including $5.0 million of letters of credit) (note 11).

Under the terms of the demerger agreement (note 1) between BB Holdings and the Company, BB Holdings was released from its obligations under the terms of all these guarantees and indemnities with the exception of the following: (i) an agreement of indemnity in favour of a provider of performance bonds to the Group relating to a $35 million surety performance bond line, of which $16.1 million was utilized by the Group as at March 31, 2006; and (ii) guarantees for the provision of certain lessor equipment, motor vehicle fleet fuel and retrospective insurance premiums with one provider which, as at March 31, 2006, amounted to approximately $1.7 million. The Group is required to procure the release of BB Holdings from all its remaining obligations as soon as is reasonably practicable and in any event no later than February 2008.

Report of Independent Auditors

To the Board of Directors and Shareholders of OneSource Services Inc.

We have audited the accompanying consolidated balance sheets of OneSource Services Inc. and its subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2006 which, as described in note 2, have been prepared on the basis of accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OneSource Services Inc. and its subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
London, United Kingdom

July 28, 2006

File No: 82-35018



Press Release

OneSource Services Inc.

10082006 1345hrs UK Time – version 10

ONESOURCE SERVICES INC. ANNOUNCES RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

Belize City, Belize, August 10, 2006 -- OneSource Services Inc. (London AIM: OSS) ("OneSource") reported revenue of $204.2m (2005 – $197.3m) and net income of $1.0m (2005 – $1.0m) for the three months ended June 30, 2006, the first quarter of fiscal 2007. Diluted earnings per share for the three months ended June 30, 2006 was $0.27 (2005 – $0.27).

OneSource met expectations during the quarter and continues its core focus on customer retention, improved efficiencies and organic growth. An upswing in contract bidding activities during the quarter contributed to a 3.5% increase in revenue over the same period last year.

The current environment remains very competitive and reflects client cost reduction pressure, client sensitivity in reviewing further opportunities for vendor consolidation and the viability of establishing in-house service programs.

OneSource is responding and is successfully progressing its national accounts presence through tailored consolidation programs, client specification re-engineering initiatives, and market leading programs such as OneSource GreenSweep™ to meet client needs in green building operations.

OneSource distinguishes its services by offering clients total cost management solutions for outsourced services as well as strategic efficiency initiatives which drive more value into client relationships.

For further information contact:

OneSource Services
+501 227 7178

Makinson Cowell
212-994-9044

Note: This and other press releases are available at the Company's website: **http://www.One-Source.com**.

About OneSource Services Inc.

OneSource is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

Three months ended June 30	2006 $m	2005 $m
Net sales	204.2	197.3
Cost of sales	(182.4)	(176.9)
Selling, general and administrative expenses	(20.3)	(18.5)
Operating income	1.5	1.9
Net interest income (expense)	0.4	(0.3)
Income before income taxes	1.9	1.6
Income taxes	(0.3)	(0.1)
Income after income taxes	1.6	1.5
Minority interests	(0.6)	(0.5)
Net income	1.0	1.0
Earnings per ordinary share (dollars)		
Basic and diluted	$0.27	$0.27
Number of ordinary shares ('000): Basic and diluted	3,764	3,764

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Balance Sheets (unaudited)
US dollars in millions

	June 30 2006 $m	March 31 2006 $m
Assets		
Current assets:		
Cash and cash equivalents	3.5	4.5
Restricted cash deposits	13.4	13.4
Trade accounts receivable - net	86.3	88.0
Other current assets	12.0	9.1
Total current assets	115.2	115.0
Restricted cash deposits	31.8	31.8
Goodwill - net	175.9	175.9
Other long-term assets - net	13.3	13.4
Total assets	336.2	336.1
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	31.8	29.4
Accrued personnel costs	25.9	30.3
Insurance reserves - current portion	20.7	20.5
Other current liabilities	17.0	18.2
Total current liabilities	95.4	98.4
Insurance reserves - long-term portion	49.2	48.6
Other long-term liabilities	18.1	16.6
Total liabilities	162.7	163.6
Total shareholders' equity	173.5	172.5
Total liabilities and shareholders' equity	336.2	336.1

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Cash Flows (unaudited)
US dollars in millions

Three months ended June 30	2006 $m	2005 $m
Cash flows from operating activities		
Net income	1.0	1.0
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	1.1	1.4
Other - net	1.7	1.4
Changes in assets and liabilities - net	(6.5)	(2.0)
Net cash (utilized) provided by operating activities	(2.7)	1.8
Cash flows from investing activities		
Property, plant and equipment – net	(0.7)	(0.8)
Net cash (utilized) by investing activities	(0.7)	(0.8)
Cash flows from financing activities		
Increase in short-term debt	2.4	9.6
Net investment by former parent	-	(2.9)
Other	-	(0.1)
Net cash provided by financing activities	2.4	6.6
Net change in cash and cash equivalents	(1.0)	7.6
Cash and cash equivalents at beginning of period	4.5	6.1
Cash and cash equivalents at end of period	3.5	13.7

-END-